
CLOROX

Making Life Easier, Healthier and Better


05066470

Net Sales
(in millions)



$3,697
$3,859
$3,986
$4,162
$4,388
01
02
03
04
05

Operating Profit[1]
(as percent of net sales, on a rounded basis)



16%
18%
19%
19%
19%
01
02
03
04
05

Net Cash Provided by Operations
(in millions)



$747
$876
$803
$899
$765
01
02
03
04
05

Net Earnings[2]
(in millions)



$323
$277
$322
$304
$493
$461
$549
$490
$1,096
$517
01
02
03
04
05

Diluted Net Earnings Per Share[2]



$1.35
$1.16
$1.37
$1.29
$2.23
$2.08
$2.56
$2.28
$6.11
$2.88
01
02
03
04
05

Return on Invested Capital[3]



10.3%
12.5%
13.9%
13.5%
13.9%
01
02
03
04
05

1. Operating Profit — Gross profit less selling and administrative expenses, advertising costs, and research and development costs.
2. The shaded area represents continuing operations.
3. Return on invested capital is a non-GAAP measure based on after-tax operating profit (excluding restructuring and intangible amortization in cost of goods sold) divided by average total invested capital. See reconciliation of the earnings used in this calculation as set forth in Exhibit 99-3 to the company's annual report on Form 10-K for the fiscal year ended June 30, 2005.


SEC MAIL PROCESSING
RECEIVED
OCT 0 5 2005
WASH. D.C.
192
SECTION

Fellow Shareholders and Employees



Our company had another good year in fiscal 2005.

> Sales grew more than 5 percent to $4.4 billion, ahead of our annual goal of 3 percent to 5 percent growth.

> We grew all-outlet market share with our brands in each of our eight categories in the U.S.

> We grew sales and gross profit by double-digit percentages in our International business.

> We generated more than $100 million in cost savings.

> Earnings per diluted share from continuing operations grew 26 percent to $2.88

> Return on invested capital increased approximately 40 basis points.

> Total shareholder return grew 6 percent in fiscal 2005 on top of 29 percent growth last year.

We also completed the largest transaction in Clorox history with the acquisition of $2.8 billion of our stock from Henkel KGaA at a cost of $46.25 per share in a tax-free exchange. The successful execution of this transaction resulted in a recapitalization of the company, lowering our cost of capital, increasing earnings per share and, importantly, generating substantial value for our shareholders.

The biggest challenge we faced in fiscal 2005 was the sharp increase in energy-related costs such as oil and natural gas. This drove our raw-material and packaging costs up substantially, along with other operating costs such as transportation. While we executed our cost-savings program effectively and took selective price increases throughout the year, those actions were not enough to overcome our cost pressures. As a result, we fell short of our gross margin and operating margin improvement goals for the year. Nonetheless, I am very proud of the results that Clorox people around the world achieved during the year.

Clorox people also made great progress in implementing the 2008 strategy that I outlined for you in last year's letter.

Let me give you a brief review of that strategy. There are four key elements:

> Our purpose and mission

> Our portfolio — "Creating the Right to Win"

> Winning with corporate capabilities — "the 3Cs and 3Ps"

> Delivering top-third shareholder return

Fiscal 2005 Key Results by Operating Segment

	Net Sales	Percent of Company Net Sales	Net Sales	Pretax Earnings
Household Group — North America	$2.0 billion	46%	+3%	+0%
Specialty Group	$1.8 billion	41%	+7%	+4%
International	$0.6 billion	13%	+13%	+3%

Note: Intersegment sales are insignificant. All comparisons are with fiscal year 2004, and pretax earnings exclude the results of discontinued operations.

Our Purpose and Mission

Our strategy work brought clarity to the central reason for our success over the long term. That is, "Clorox begins and ends with the consumer." That is our purpose, and nothing is more important.

We also reaffirmed our position in the marketplace. It's about having No. 1 and No. 2 leadership brands in our categories. In fact, we believe, "We are the best at building big-share brands in midsized categories." Ultimately, this guides our portfolio and investment choices.

Finally, we articulated our mission: "We build brands that make people's lives easier, healthier and better." This is the theme of this year's annual report. I believe Clorox people are making great progress in pursuing our mission.

Our Portfolio — "Creating the Right to Win"

Through the work we completed on our portfolio, we've identified the "right to win" with our many leading brands. The identification of our unique strengths and capabilities has helped us focus our efforts to grow our categories, build market share and improve the profitability of our brands.

We also differentiated our investment levels across our product portfolio to seek to maximize the potential of our businesses overall.

Through these efforts we concluded that Clorox has an advantaged portfolio in both the U.S. and our international markets. We believe we can effectively compete and grow with our brands well into the future.

Winning With Corporate Capabilities — the 3Cs and 3Ps

For many people at Clorox, the key elements of our strategy are what we call the 3Cs and the 3Ps. These are the critical choices we have made to continue building important capabilities at the corporate level that will help ensure the "right to win" with our brands over the long term.

The 3Cs — Consumer, Customer and Cost — are our core business strategies:

> Consumer: This strategy choice is about building world-class consumer insights capability and applying it to our innovation work and to our integrated brand-building activities.

> Customer: Our customer strategy choice is to deliver to our retail customers high-impact, value-creating services, based on mutual growth and profit potential.

> Cost: This strategy choice focuses specific efforts on improving productivity and enhancing margins through systemic improvements across businesses and geographies.

Cumulative Total Shareholder Return

July 1, 2000, through June 30, 2005 (assumes reinvestment of quarterly dividends)
Peer companies — An average of 20 consumer packaged goods companies used for benchmarking purposes.

■ Clorox ▭ Peer Companies ▭ S&P 500


+54%
+38%
-11%
2000
2001
2002
2003
2004
2005

The 3Ps — People, Process and Partnerships — are the strategic capabilities that enable us to achieve our core business and portfolio goals:

> People: This strategy choice is about building leadership capability, diversity and bench strength.

> Process: Our process strategy choice is aimed at creating a seamless organization by improving key business processes that make work easier, enable better-informed and faster decision-making and deliver greater consistency and predictability.

> Partnerships: This strategy choice continues our focus on leveraging partnerships to drive growth and create virtual scale.

Our "right to win" portfolio work along with our corporate capability efforts (3Cs and 3Ps) generated some very positive results this past year. Here are just a few examples:

> We introduced 19 new products in the U.S., including two new "game changers": Glad® ForceFlex™ trash bags and the Clorox® BathWand system.

> We increased total market share across all categories, and became the leader in the bathroom-cleaning category.

> We leveraged our Clorox® bleach and home-cleaning brand equity under a successful health and wellness platform. By working with our retail customers to communicate the benefits of disinfecting to their shoppers, we helped build their business with our brands and increase overall category sales. Ultimately, this is all about making people's lives healthier.

> We received our best scores ever on a well-respected study of consumer packaged goods manufacturers that asks a broad range of retailers to identify their best suppliers. We were the smallest company recognized; we were among the top 10 in five of the eight categories measured; and we were one of only three personal-care and household-products companies recognized.

> We continued our progress toward improving working capital management with U.S. days sales outstanding improving from 34 to 27. It's a great example of our process-improvement efforts delivering real business results.

> Execution against our global lean-manufacturing initiative, aimed at reducing defects and downtimes, was outstanding and delivered cost savings and efficiencies greater than planned.

> We successfully executed internal control requirements of Section 404 of the Sarbanes-Oxley Act.

We remain committed to ensuring corporate governance process excellence.

> On the partnership front, Procter & Gamble increased its stake in our Glad joint venture to the maximum 20 percent allowed under the terms of the venture agreement. We continue to have confidence in the success of the Glad business well into the future. We are also expanding our technical partnering with other companies.

As these examples demonstrate, we're seeing real results from the diligent execution of our portfolio strategy and our choices related to the 3Cs and 3Ps.

Looking Forward

In fiscal 2006, we will continue to focus our efforts on driving growth through consumer insights for our brand-building and innovation activities. We will also be very focused on mitigating the effects of sharply escalating raw-material costs. We will continue our work to improve annual consistency and our predictability. We are also committed to delivering strong returns on invested capital over time, a key measure of our overall business progress. We plan to continue taking appropriate pricing actions while also delivering consumer value. Finally, we remain committed to begin and end with the consumer... building brands that make people's lives easier, healthier and better.

We made good progress over the past year, both in our performance and in the implementation of our strategy. We believe the choices we've made will lead to delivering our longer-term financial goals — and we are committed to achieving those goals.

I am also convinced that Clorox people's passion for the consumer is the best path to delivering top-third shareholder return over the short and long term.

I am proud of and thankful for Clorox people, and their commitment to the company and our future. They are simply the best.

Thanks for supporting us.



Jerry Johnston
Chairman and Chief Executive Officer

Building Brands That Make People's Lives Easier, Healthier and Better

Clorox begins and ends with the consumer. Our mission is to understand and satisfy consumers in order to build brands that make people's lives easier, healthier and better. We have brands like Glad® ForceFlex™* trash bags that make taking out the garbage easier. Brands like Tilex® mold and mildew remover that can kill mold spores and neutralize indoor mold allergens to help make life healthier. Brands like Hidden Valley® Original Ranch® salad dressing, with its great taste that makes life a little better. Our focus is on meeting the needs of consumers every time they use our brands. That's what Clorox is all about. Turn the page for a firsthand look at how Clorox people are delivering on the promise of our mission.

Making Life Easier


GLAD
Dino's

A trash bag with muscle: Glad® ForceFlex™ trash bags are a great example of how Clorox translates consumer insights into products that make life easier. Introduced in fiscal 2005, ForceFlex™ trash bags address the single most important consumer need related to garbage disposal: strength. Consumers needed a trash bag that didn't tear, so the Glad team created an innovative bag with patented technology that uses deep embossing to make it more elastic. Pressure is diverted away from the point of impact so the trash bag absorbs force and stretches to help prevent rips and punctures. The result? Stretchable strength that takes on the toughest trash challenges with the greatest of ease — even the dreaded pizza box. ForceFlex™ trash bags have quickly become a consumer favorite, surpassing the company's expectations. More than a year after it hit store shelves, the market has yet to see a similar product.

Cleaning without the calisthenics: When Clorox researchers set out to design a new tub- and shower-cleaning tool, they knew they had their work cut out for them. Cleaning the bathroom ranks among the most difficult and unpopular household chores, and for good reason: Recent studies show people can actually get injured from common tasks like scrubbing the tub or shower. That's why our researchers designed the Clorox® BathWand system to make cleaning not only faster and easier, but also an ergonomic improvement over traditional methods. While observing consumers, the team learned that people spent less time kneeling and cleaning with the wand than an old-fashioned sponge and cleaner. In addition, because women tend to clean the tub and shower more frequently than men, the team designed the BathWand handle to fit a female hand, making it more comfortable than other household tools according to surveyed test subjects. So, although cleaning the tub and shower may never be most people's idea of a good time, the Clorox® BathWand system helps make doing so a lot easier.


CLOROX
BathWand
BRITA
Toilet Wand

NEW! ARMOR ALL
Wax-It-Dry
GEL
GLAD
Toilet Wand
Scoop Away
Bleach Pen


Kill Germs
During Cold & Flu Seaso
Clorox Disinfecting Wipes
Kill 99.9% of Germs!

CLEAN-UP CLEANER with BLEACH

CLOROX

Disinfecting Spray

AUTOMATIC TOILET BOWL CLEANER

Disinfecting Bathroom Cleaner

Making Life Healthier

Making germs squirm: In 2001, Clorox commissioned a study of germs on surfaces, and the findings were astounding: On average, a desk harbors 400 times more germs than a toilet seat. Since then, we've built a powerful health and wellness platform on two key insights: Consumers are increasingly motivated to protect their families against germ-related illnesses, and Clorox® disinfecting products can reduce exposure to germs that can cause many such illnesses. Last year, our retail consumer marketing group partnered with a national retailer to help drive shoppers to the home-care aisle by promoting Clorox® disinfecting wipes in the high-traffic pharmacy area. During the promotional period, the retailer's wipes category sales grew nearly 11 percent. The program has been expanded to other retail partners, with targeted events that put illness intervention front of mind when it matters most, such as the back-to-school season. Our health and wellness platform is striking a chord: Fiscal 2005 marked the fifth consecutive year we delivered record shipments of Clorox® disinfecting wipes.

Giving mold the cold shoulder: When the Clorox PR team noticed an increase in mold-related media stories a couple of years ago, the company commissioned a study by the University of Arizona to help understand the prevalence of common household mold. The results were surprising: All homes surveyed contained mold spores, but only 17 percent of consumers believed mold was a problem in their homes. In fact, millions of Americans suffer from mold-related allergies. The good news: The study found that low concentrations of household bleach in products like Tilex® mold and mildew remover not only effectively killed mold spores but also neutralized the indoor mold allergens on surfaces. So the Tilex® team refocused marketing activities to educate consumers. For example, in fiscal 2005, through a partnership with weather.com, banner ads were posted on sections of the Web site related to mold and allergies. The ads featured a quiz to let consumers know if they were in "mold denial," and directed them to www.tilex.com and www.moldandhealth.com for details on the study plus mold-prevention tips.





Making Life Better


Ranch

Building a better salad: Hidden Valley® Original Ranch® salad dressing has long been synonymous with great taste. But how do you keep growing when you're already one of the most popular ranch dressings around? To find out, the marketing team went straight to the experts, talking with consumers about what Hidden Valley® dressing means to them on an emotional level. The results confirmed what we knew all along: People associate Hidden Valley® dressing with the better things in life, like spending time with loved ones. Building on this insight, the team launched a new advertising campaign in summer 2005 that takes the taste message a step further. For example, a TV spot depicts a lonely college student in her dorm room eating a salad with Hidden Valley® dressing while daydreaming about a family picnic. Reinforcing the emotional connection, a voiceover tells viewers, "When you've got the taste of the Original Ranch® things seem a little more like the way they're supposed to be." When tested with more than 2,000 other food ads, the new spots ranked in the top four percent most likely to persuade people to buy. And while it's still early, initial findings suggest the ads are contributing to increased consumer purchases.

The best view in the house: The facts are compelling: Brita® water-filtration products reduce chlorine, sediment, lead, mercury and other contaminants from the tap to deliver better-tasting, cleaner drinking water. In fact, Brita's claims are certified true by a leading independent test lab. But sometimes seeing is key to believing. So in fiscal 2005, Brita introduced the AquaView® faucet-mount filtration system, the only filter with a window that lets consumers see what it's removing. The filter changes color over time as it traps sediment, offering visible proof that the water is cleaner. Like our popular Brita® water-filtration pitchers, the AquaView® system also features an electronic indicator light that reminds consumers when it's time to change the filter. And Brita® water tastes better than tap. Now that's refreshing.



409 KC Masterpiece PREMIUM poett KINGSFORD Pine-Sol

Product List

Household Group — North America

Auto Care



Armor All® — Protectants, cleaners and wipes; tire- and wheel-care products; washes; Detailer's Advantage™ tire cleaner, car wax and protectant; PowerWash™ and Wax-It-Dry™ gels; Tire Foam® protectant

STP® — Son of a Gun!® Tire Glaze® and protectants, fuel and oil additives, functional fluids

Tuff Stuff® — Foam cleaner, spot and stain remover

Water Filtration

Brita® — Aqualux®, Atlantis®, Fjord® and Riviera® pitchers; Ultra® pitchers and filters; UltraMax® and Smart UltraMax® dispensers; AquaView® system and filters; water coolers

Home Cleaning



Clorox® — Disinfecting wipes and spray, toilet bowl cleaners, outdoor bleach cleaner, BathWand system, Clean-Up® spray cleaner, ReadyMop® system, ToiletWand™ system

Formula 409® — All-purpose kitchen and glass & surface daily cleaners, carpet spot & stain remover spray and aerosol, Professional Formula 409® degreaser & all-purpose cleaner, Oxi Magic™ multisurface stain cleaner

Handi-Wipes® — Cloths, Heavy Wipes® cloths

Lestoil® — Heavy-duty cleaner

Liquid-Plumr® — Build-up remover, Foaming Pipe Snake® and Kitchen™ clog removers, septic system treatment

Pine-Sol® — Dilutable, all-purpose spray and floor-spray cleaners

S.O.S® — Steel-wool pads and sponges, Tuffy® scrubbers

Tilex® — Mold & mildew, Mildew Root™ and soap scum removers; Fresh Shower® cleaner

Wash'n Dri® — Moist disposable towelettes

Laundry Additives



Clorox® — Liquid bleaches, Advantage® splash-less liquid gel bleach, Bleach Pen® gel, Oxi Magic™ multipurpose stain remover spray and powder

Clorox 2® — Bleach for colors

Professional Products

Commercial Solutions®	Clorox® bathroom cleaner with Teflon® surface protector, Clorox® Clean-Up® disinfectant cleaner with bleach, disinfecting spray and toilet bowl cleaners; Formula 409® cleaners; Pine-Sol® cleaners; Tilex® instant mildew remover and soap scum remover; Ultra Clorox® germicidal bleach
Clorox®	Disinfecting wipes, Oxi Magic™ multipurpose stain remover and ReadyMop® system
Glad®	Bags and wraps
Hidden Valley®	Dry dressing mixes
K C Masterpiece®	Barbecue sauces, marinades and seasonings
Kingsford®	Charcoal briquets
Kitchen Bouquet®	Browning and seasoning sauce
Lestoil®	Concentrated heavy duty cleaner
Liquid-Plumr®	Heavy duty and Foaming Pipe Snake® clog removers
S.O.S®	Detergent, pads and scrubber sponges
Wash'n Dri®	Moist disposable towelettes

Specialty Group

Bags, Wraps & Containers



Glad®	Food-storage and freezer bags, cling wrap, Press 'n Seal® wrap, Press 'n Seal Freezer® wrap, indoor and outdoor trash bags, ForceFlex™ trash bags, OdorShield® trash bags
GladWare®	Food-storage containers

Charcoal



Kingsford®	Charcoal briquets, Match Light® charcoal briquets, BBQ Bag® single-use charcoal briquets, wood chips, charcoal lighter fluid

Dressings, Sauces & Seasonings



Hidden Valley®	Bottled and dry salad dressings, dip mixes, Salad Crispins® seasoned croutons
K C Masterpiece®	Barbecue sauces, marinades and seasonings
Kitchen Bouquet®	Browning and seasoning sauce

Cat Litter



Ever Clean®	Clumping cat litter, cat litter plus multi-crystals
EverFresh®	Cat litter with activated charcoal
Fresh Step®	Clay, scoopable and crystals cat litter; Plus Dual Action Crystals® cat litter
Scoop Away®	Scoopable cat litter, cat litter plus crystals

International Products

Asia-Pacific



Armor All	Auto appearance products
Astra	Rubber gloves
Bluebell	Floor cleaner
Chux	Magic Eraser cleaner, microfibre kitchen and bathroom mitts, cloths, rubber gloves, scourer sponges, superwipes
Clorox	Bleach, laundry additives, cleaners
Ever Clean	Scented and unscented cat litter
Glad	Wrap, bake paper, foil trays, Handi-Covers plastic food covers, ice cube bags, microwave wrap, oven and roasting bags, Snap-Lock bags, TuckAway containers, Zip Slide bags, trash bags
Gumption	Paste cleaner
Handy Andy	Cleaners
Mono	Aluminum foil
OSO	Cling film, foil, food bags, trash bags
Prestone	Brake fluid and coolant
STP	Auto performance products
Yuhanrox	Bleach, mildew remover
XLO	Sponges

Latin America



Arco Iris	Laundry additives
Arela	Waxes
Ayudín	Bleach, laundry additives, cleaners, disinfecting sprays, spray and gel cleaners, toilet bowl and bathroom cleaners
Bon Bril	Cleaners, cleaning utensils, liquid household cleaners
Clorinda	Bleaches, brooms, cleaning utensils
Clorox	Bleach, laundry additives, cleaners, disinfecting sprays, spray and gel cleaners, toilet bowl and bathroom cleaners
Emperatriz	Waxes
Lestoil	Liquid household cleaners, bathroom cleaners
Límpido	Bleaches
Los Conejos	Bleaches, laundry additives
Lustrillo	Cleaning utensils
Mistolín	Cleaners, air fresheners
Mortimer	Cleaning utensils
Pinoluz	Cleaners
Poett	Liquid household cleaners, toilet bowl cleaners, air fresheners

Many U.S. brands are also sold internationally. Because trademarks are given by country, the above list contains no trademark or registration information.

For more information about Clorox Company products, contact:

The Clorox Company
Attn.: Consumer Services
P.O. Box 24305
Oakland, CA 94623-1305
phone (510) 271-2299
E-mail: clorox@casupport.com

Clorox Leading Brands



Bags, Wraps & Containers
Home Care Brands
Dressings, Sauces & Seasonings
Clorox Home Cleaning
Cat Litter
Clorox Laundry Additives
Charcoal
Water Filtration
International
Auto Care
CLOROX

Clorox Begins and Ends With the Consumer

Building big-share brands in midsized categories...
brands that make people's lives easier, healthier and better.

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005 (not presented separately herein), and in our report dated August 26, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2005 (not presented separately herein), expressed an unqualified opinion thereon.

Ernst + Young LLP

San Francisco, California
August 26, 2005

Stockholder and Financial Information

Stock Listing
The New York Stock Exchange and Pacific Exchange list The Clorox Company's common stock, which is identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent
Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment plan should be sent to:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI 02940-3069
(781) 575-2726
TDD (800) 952-9245 for hearing impaired
www.equiserve.com

Stockholder Information Service
Shareholder.com offers the latest Clorox news. Stockholders can call (888) CLX-NYSE (259-6973) toll-free 24 hours a day to hear messages about Clorox, request company materials or get a 20-minute-delayed stock quote. For more information, visit www.shareholder.com.

Dividend Reinvestment Plan
Clorox offers holders of its common stock a dividend reinvestment plan. Investors who take advantage of the plan can purchase additional shares at no cost (most fees are paid by Clorox) through a voluntary cash investment plan. For more information or plan materials, call (888) CLX-NYSE (259-6973).

Management Report on Internal Control Over Financial Reporting
Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2005, and concluded that it is effective. For more information, see Item 9A of the company's Form 10-K for the year ended June 30, 2005.

2005 Financial Information
The following pages of the Clorox 2005 Annual Report contain summary financial information. Full financial statements are provided in the company's Notice of 2005 Annual Meeting and Proxy Statement. Detailed financial information is available through the following sources:

> The company's Proxy Statement, which will be mailed to all stockholders, is available at www.TheCloroxCompany.com
> The company's Annual Report on Form 10-K for the year ended June 30, 2005, is available at www.TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling (888) CLX-NYSE (259-6973).
> The most recent certifications by the company's chief executive officer and chief financial officer pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's Form 10-K.

Except for historical information, matters discussed in the Annual Report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Forward-Looking Statements and Risk Factors" and "Management's Discussion and Analysis" sections in the company's Annual Report on Form 10-K for the year ended June 30, 2005, and subsequent SEC filings for a number of factors that can affect the company's performance and ability to achieve forward-looking statements. The information in this report reflected management's estimates, assumptions and projections as of Aug. 31, 2005. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Condensed Consolidated Statements of Earnings

Years ended June 30 (dollars in millions, except per-share amounts)	2005	2004	2003
Net sales	$ 4,388	$ 4,162	$ 3,986
Cost of products sold	2,493	2,331	2,171
Gross profit	1,895	1,831	1,815
Selling and administrative expenses	551	543	523
Advertising costs	435	420	446
Research and development costs	88	84	75
Restructuring and asset impairment costs	36	11	33
Interest expense	79	30	28
Other (income) expense:			
Equity earnings and gain on exchange of Henkel Iberica, S.A.	(25)	(11)	(2)
Other, net	2	2	(6)
Earnings from continuing operations before income taxes	729	752	718
Income taxes on continuing operations	214	262	257
Reversal of deferred taxes from equity investment in Henkel Iberica, S.A.	(2)	-	-
Earnings from continuing operations	517	490	461
Discontinued operations:			
Gain on exchange	550	-	-
Earnings from exchanged businesses	37	87	84
Reversal of deferred taxes from exchanged businesses	6	-	-
Losses from Brazil operations	-	(4)	(26)
Income tax expense on discontinued operations	(14)	(24)	(26)
Earnings from discontinued operations	579	59	32
Net earnings	$ 1,096	$ 549	$ 493
Earnings per common share			
Basic			
Continuing operations	$ 2.92	$ 2.31	$ 2.11
Discontinued operations	3.28	0.28	0.15
Basic net earnings per common share	$ 6.20	$ 2.59	$ 2.26
Diluted			
Continuing operations	$ 2.88	$ 2.28	$ 2.08
Discontinued operations	3.23	0.28	0.15
Diluted net earnings per common share	$ 6.11	$ 2.56	$ 2.23
Weighted average common shares outstanding (in thousands)			
Basic	176,586	211,683	218,174
Diluted	179,176	214,371	220,692

Condensed Consolidated Balance Sheets

As of June 30 (dollars in millions, except per-share amounts)	2005	2004
Assets		
Current assets		
Cash and cash equivalents	$ 293	$ 232
Receivables, net	411	460
Inventories	323	301
Other current assets	63	50
Total current assets	1,090	1,043
Property, plant and equipment, net	999	1,052
Goodwill, net	743	742
Trademarks and other intangible assets, net	599	633
Other assets	186	364
Total assets	$ 3,617	$ 3,834
Liabilities and Stockholders' (Deficit) Equity		
Current liabilities		
Notes and loans payable	$ 359	$ 289
Current maturities of long-term debt	2	2
Accounts payable	347	310
Accrued liabilities	614	643
Income taxes payable	26	24
Total current liabilities	1,348	1,268
Long-term debt	2,122	475
Other liabilities	618	377
Deferred income taxes	82	174
Total liabilites	4,170	2,294
Stockholders' (deficit) equity		
Common stock: $1.00 par value; 750,000,000 shares authorized; 249,826,934 shares issued; and 151,683,314 and 212,988,540 shares outstanding at June 30, 2005 and 2004, respectively	250	250
Additional paid-in capital	328	301
Retained earnings	3,684	2,846
Treasury shares, at cost: 98,143,620 and 36,838,394 shares at June 30, 2005 and 2004, respectively	(4,463)	(1,570)
Accumulated other comprehensive net losses	(336)	(274)
Unearned compensation	(16)	(13)
Stockholders' (deficit) equity	(553)	1,540
Total liabilities and stockholders' (deficit) equity	$ 3,617	$ 3,834

Condensed Consolidated Statements of Stockholders' (Deficit) Equity

Dollars in millions (except per-share amounts)	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Shares		Accumulated Other Comprehensive Net Losses	Unearned Compensation	Total	Total Comprehensive Income
	Shares (000)	Amount			Shares (000)	Amount				
Balance at June 30, 2002	249,827	$250	$222	$2,270	(26,817)	$(1,070)	$(296)	$(10)	$1,366	
Comprehensive income										
Net earnings				493					493	$ 493
Translation adjustments							48		48	48
Tax effect on translation adjustments							(94)		(94)	(94)
Translation related to impairment charges							13		13	13
Change in valuation of derivatives, net of tax of $(4)							(5)		(5)	(5)
Minimum pension liability adjustments, net of tax							(5)		(5)	(5)
Total comprehensive income										$ 450
Dividends paid ($0.88 per share)				(193)					(193)	
Employee stock plans			33	(5)	2,333	49		1	78	
Treasury stock purchased					(11,666)	(486)			(486)	
Balance at June 30, 2003	249,827	250	255	2,565	(36,150)	(1,507)	(339)	(9)	1,215	
Comprehensive income										
Net earnings				549					549	$ 549
Translation adjustments, net of tax of $1							3		3	3
Change in valuation of derivatives, net of tax of $2							(4)		(4)	(4)
Minimum pension liability adjustments, net of tax							66		66	66
Total comprehensive income										$ 614
Dividends paid ($1.08 per share)				(229)					(229)	
Employee stock plans			46	(39)	4,275	157		(4)	160	
Treasury stock purchased					(4,963)	(220)			(220)	
Balance at June 30, 2004	249,827	250	301	2,846	(36,838)	(1,570)	(274)	(13)	1,540	
Comprehensive income										
Net earnings				1,096					1,096	$1,096
Share Exchange with Henkel KGaA					(61,387)	(2,843)			(2,843)	
Translation adjustments resulting from the Henkel KGaA exchange, net of tax of $(10)							21		21	21
Other translation adjustments, net of tax of $(2)							29		29	29
Change in valuation of derivatives, net of tax of $(3)							6		6	6
Minimum pension liability adjustments, net of tax							(118)		(118)	(118)
Total comprehensive income										$1,034
Dividends paid ($1.10 per share)				(201)					(201)	
Dividends accrued ($0.28 per share)				(42)					(42)	
Employee stock plans			27	(15)	2,831	110		(3)	119	
Treasury stock purchased					(2,750)	(160)			(160)	
Balance at June 30, 2005	249,827	$250	$328	$ 3,684	(98,144)	$(4,463)	$(336)	$(16)	$(553)	

Condensed Consolidated Statements of Cash Flows

Years ended June 30 (dollars in millions)	2005	2004	2003
Operations:			
Earnings from continuing operations	$ 517	$ 490	$ 461
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	190	195	189
Deferred income taxes	(45)	26	98
Restructuring and asset impairment activities	38	11	30
Gain on exchange of Henkel Iberica, S.A.	(20)	-	-
Net loss disposition of assets	6	5	(4)
Other	34	29	36
Changes in:			
Receivables, net	33	8	19
Inventories	(17)	(37)	(10)
Other current assets	5	-	(1)
Accounts payable and accrued liabilities	59	72	(44)
Income taxes payable	22	86	41
Settlement of income tax contingency	(94)	-	-
Pension contributions to qualified plans	-	(41)	(55)
Net cash provided by continuing operations	728	844	760
Net cash provided by discontinued operations	37	55	43
Net cash provided by operations	765	899	803
Investing Activities:			
Capital expenditures	(151)	(170)	(203)
Businesses acquired	-	(13)	-
Proceeds from the sale of businesses	-	-	15
Low-income housing contributions	(9)	(17)	(15)
Other	6	(34)	2
Net cash used for investing by continuing operations	(154)	(234)	(201)
Net cash (used for) provided by investing by discontinued operations	-	(2)	8
Net cash used for investing activities	(154)	(236)	(193)
Financing Activities:			
Notes and loans payable, net	68	(75)	30
Long-term debt borrowings	1,635	8	8
Long-term debt repayments	-	(215)	(27)
Proceeds from option exercise pursuant to Venture Agreement	133	-	-
Treasury stock acquired from related party, Henkel KGaA	(2,119)	(65)	-
Treasury stock purchased from non affiliates	(160)	(155)	(486)
Cash dividends paid	(201)	(229)	(193)
Issuance of common stock for employee stock plans	93	111	41
Other	(1)	24	-
Net cash used for financing by continuing operations	(552)	(596)	(627)
Net cash (used for) provided by financing by discontinued operations	-	(9)	10
Net cash used for financing activities	(552)	(605)	(617)
Effect of exchange rate changes on cash and cash equivalents	2	2	2
Net increase (decrease) in cash and cash equivalents	61	60	(5)
Cash and cash equivalents:			
Beginning of year	232	172	177
End of year	$ 293	$ 232	$ 172
Supplemental cash flow information:			
Cash paid for:			
Interest, net of amounts capitalized	$ 81	$ 31	$ 30
Income taxes, net of refunds	335	81	126
Non-cash investing and financing activities:			
Venture Agreement			
Equipment and technologies obtained	$ -	$ -	$ 125
Terminal obligation recorded	-	-	125
Share Exchange Agreement			
As part of the Share Exchange Agreement, the company obtained 61,386,509 shares of its common stock in exchange for businesses valued at $745 and cash.			
Dividends declared but not paid	$ 42	$ -	$ -

Board and Management Information

(as of Aug. 31, 2005)

Board of Directors

Gerald E. Johnston [3]
Chairman and Chief Executive Officer
The Clorox Company

Robert W. Matschullat [1, 3, 5]
Presiding Director
Former Vice Chairman and
Chief Financial Officer
The Seagram Company Ltd.

Daniel Boggan, Jr. [4, 5]
Retired Senior Vice President
National Collegiate Athletic Association

Tully M. Friedman [2, 3, 4]
Chairman and Chief Executive Officer
Friedman Fleischer & Lowe, LLC

William R. Johnson [2]
Chairman, President and Chief
Executive Officer
H. J. Heinz Company

Gary G. Michael [1, 3, 5]
Retired Chairman of the Board
and Chief Executive Officer
Albertson's, Inc.

Jan L. Murley [4, 5]
Chief Executive Officer
The Boyds Collection, Ltd.

Lary R. Scott [1, 2]
Retired Executive Vice President
Arkansas Best Corporation

Michael E. Shannon [1, 2, 3]
President
MEShannon & Associates, Inc.

Carolyn M. Ticknor [4]
Retired President – Imaging
and Printing Business
Hewlett-Packard Company

Board Committees

1 Audit (Gary G. Michael, Chair)
2 Management Development & Compensation (William R. Johnson, Chair)
3 Executive (Gerald E. Johnston, Chair)
4 Finance (Tully M. Friedman, Chair)
5 Nominating & Governance (Robert W. Matschullat, Chair)

Clorox Executive Committee

Gerald E. Johnston*
Chairman and Chief Executive Officer

Lawrence S. Peiros*
Group Vice President – Household

Beth Springer*
Group Vice President – Specialty

Frank A. Tataseo*
Group Vice President – Functional Operations

Daniel J. Heinrich*
Senior Vice President – Chief Financial Officer

Jaqueline P. Kane*
Senior Vice President – Human Resources

Laura Stein*
Senior Vice President – General Counsel

Warwick Every-Burns*
Vice President – International

Clorox Leadership Committee

All positions on Clorox Executive Committee, plus:

Tim Bailey
Vice President – Product Supply

Tom Britanik
Vice President – General Manager,
U.S. Auto Care

Wayne Delker
Vice President – Research & Development

Benno Dorer
Vice President – General Manager,
Glad Products

Robin Evitts
Vice President – Chief Information Officer

Greg Frank
Vice President – General Manager,
Brita & Canada

Derek Gordon
Vice President – Marketing

Tom Johnson*
Vice President – Controller and Chief
Accounting Officer

Grant LaMontagne
Vice President – Sales

Steve Robb
Vice President – Financial Planning
& Analysis

George Roeth
Vice President – General Manager, Litter,
Food & Charcoal

Glenn Savage
Vice President – General Manager,
Laundry & Home Care

Keith Tandowsky
Vice President – Internal Audit

Clorox Management Committee

All positions on Clorox Leadership Committee, plus:

Tarang Amin
Vice President – Marketing, Laundry
& Home Care

Steve Austenfeld
Vice President – Investor Relations

Jon Balousek
Vice President – Marketing, Litter,
Food & Charcoal

John Barnaba
Vice President – Applied Technology

Rich Baruch
Vice President – Domain Leader, Laundry
& Home Care, Kitchen/Around the House

Pat Bengtsson
Vice President – Associate General
Counsel, Patent

Lyné Brown
Vice President – Sales, Laundry
& Home Care

Joy Chen
Vice President – Customer Capability
Development

Mike Connolly
Vice President – International Trade

Chip Conradi
Vice President – Tax and Treasurer

Mary Jo Cook
Vice President – Marketing, Laundry & Home
Care New Businesses

Andrew Cummings
Vice President – General Manager, Australia

* Corporate officer

Dan Dahlgren
Vice President – Business & Growth Planning

Carole Davidson
Vice President – Business Solutions Management

Bill Dixey
Vice President – Human Resources Client Services

Nick Feimer
Vice President – Marketing Services

Steve Fisher
Vice President – Finance & Accounting, Product Supply

Pam Fletcher
Vice President – Associate General Counsel and Secretary

Scott Forrest
Vice President – Sales, Glad, Brita & U.S. Auto Care

James Foster
Vice President – Product Supply, Specialty Group

Denise Garner
Vice President – Research & Development, Litter, Food & Charcoal and Auto Care

Tony Gerst
Vice President – Business Planning

Chris Giles
Vice President – Finance & Accounting and Area General Manager, Asia-Pacific

Mary Greenawald
Vice President – Compensation & Benefits

Anne Hickey
Vice President – Marketing Communications

John Hommeyer
Vice President – General Manager, Laundry Category

Ed Huber
Vice President – Sales, Wal-Mart Inc.

Kevin Jacobsen
Vice President – Finance & Accounting, Specialty Group

Jake Karmendy
Vice President – IT Strategy & Operations

John Kresich
Vice President – Assistant Controller

Bill Lynch
Vice President – Product Supply, Household Group

Douglas MacFarlane
Vice President – General Manager, Canada

Rick Magoun
Vice President – Logistics

Doug Milliken
Vice President – Brand Development

Francisco Pérez
Vice President – General Manager, Latin America, South

Edgar Pew
Associate General Counsel, Regulatory

Larry Popelka
Vice President – New Business Ventures

Cindy Ransom
Vice President – Corporate Procurement & Contract Manufacturing

Theo Razzouk
Vice President – Finance & Accounting, Household Group

Rick Rexing
Vice President – Sales, National Accounts

Mike Rytokoski
Vice President – General Manager, Latin America, North

Charlie Schneider
Vice President – Business Development

Suzanne Sengelmann
Vice President – Marketing, Laundry & Home Care New Businesses

Steve Silberblatt
Vice President – New Business Development

Dan Simpson
Vice President – Corporate Planning & Strategy

Todd Slingsby
Vice President – Human Resources Development/Organization Effectiveness

Craig Stevenson
Vice President – Sales, Professional Products

Suzanne Thompson
Vice President – Research & Development, Laundry & Home Care

Nick Vlahos
Vice President – Sales, Litter, Food & Charcoal

Jim Wolfe
Vice President – Domain Leader, Laundry & Home Care, Bathroom



Clorox Executive Committee: *(Front from left)* Jerry Johnston, Chairman and CEO; Warwick Every-Burns, Vice President – International; Laura Stein, Senior Vice President – General Counsel; Dan Heinrich, Senior Vice President – Chief Financial Officer. *(Back from left)* Larry Peiros, Group Vice President – Household; Jackie Kane, Senior Vice President – Human Resources; Frank Tataseo, Group Vice President – Functional Operations; Beth Springer, Group Vice President – Specialty.

The Clorox Company


CLOROX

1221 Broadway
Oakland, CA 94612
(510) 271-7000
www.TheCloroxCompany.com